Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:
ZKH Group Limited
(CIK Number: 0001862044)
Confidential Submission of the Draft Registration Statement on Form F-1

To whom it may concern,
On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) and certain exhibit relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0000001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.
The Company respectfully advises the Commission that the disclosure in this Draft Registration Statement addresses the Division of Corporation Finance’s Sample Letter to China-Based Companies (the “Sample Letter”), to the extent applicable. The Company does not currently use, and has not used in the past, a variable interest entity (VIE) structure. Accordingly, suggested disclosures in the Sample Letter relating to VIEs, such as the consolidating schedules, are not applicable and have not been provided in the Draft Registration Statement.
Financial Statements
In this submission, the Company has included (i) its audited consolidated financial statements as of December 31, 2020, and for the fiscal year ended December 31, 2020, and (ii) its unaudited interim consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2020 and 2021, which were prepared in accordance with accounting principles generally accepted in the United States of America(“U.S. GAAP”). The Company intends to include the audited consolidated financial statements as of and for the fiscal year ended December 31, 2021 in a subsequent submission or filing with the Commission when they become available, in any case no later than the first public filing of a registration statement.

Draft Registration Statement
Securities and Exchange Commission
March 30, 2022

The Company respectfully advises the Commission that the Company has not included audited financial statements for the fiscal year ended December 31, 2018 pursuant to Instruction 3 to Item 8.A.2 of Form 20-F. In this Draft Registration Statement, the financial statements presented pursuant to Item 8.A.2 are prepared in accordance with U.S. GAAP, and the information of the earliest of the three years has not previously been included in a filing made under the Securities Act of 1933 or the Securities Exchange Act of 1934.
In addition, the Company has omitted from this submission its audited consolidated financial statements as of and for the fiscal year ended December 31, 2019, because the Company reasonably believes that such financial statements will not be required at the time when the registration statement on Form F-1 is publicly filed, in accordance with the Commission’s Draft Registration Statement Processing Procedures.
Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of draft registration statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its registration statement.
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Draft Registration Statement
Securities and Exchange Commission
March 30, 2022

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.
Very truly yours,
/s/ Z. Julie Gao

Z. Julie Gao
cc:
Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited
Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP
Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP